CESP Companhia Energética de São Paulo

Data

02 JUL -3 AM 10:05

Ref. CESP

São Paulo, June 26, 2002

CT/FFM1227/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02042355

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Relevant Notice issued on this date about the payment of the Put Option regarding the MTNs Programme of USD 300MM with JPMorgan.

Very truly yours,

Valmir Alves Gomes
Investor Relations Division Manager

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611

Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ 60,933,603/0001-78

Open Capital Company

RELEVANT NOTICE

CESP made a MTNs operation with JPMorgan, on June 26, 1997, in the amount of US$ 300,000,000 with a PUT option for 06.26.2002. Such an option was exercised in the amount of US$ 272,258,000.

Regarding this operation, we are closing the exchange rate for the payment on June 25, 2002 of US$ 285,945,500 to Deutsche Bank Ag, London, including 91% of the PUT Option and integral interest.

São Paulo, June 26, 2002

Vicente K. Okazaki
Chief Financial Officer and Investor Relations